Wachovia Capital Markets, LLC

375 Park Avenue

New York, New York 10152

June 22, 2007

John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Dividend Capital Strategic Global Realty Fund

Registration Statement on Form N-2

File Nos. 333-130790 and 811-21840

Dear Mr. Grzeskiewicz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on May 25, 2007 and the Preliminary Prospectus dated May 25, 2007 began on May 25, 2007 and is expected to conclude at approximately 1:00 p.m., June 26, 2007, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 60,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, on behalf of the underwriters of the offerings of shares of common stock of Dividend Capital Strategic Global Realty Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective the morning of June 26, 2007, or as soon as possible thereafter.

Very truly yours,

WACHOVIA CAPITAL MARKETS, LLC On Behalf of the several Underwriters

By: WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ Lear Beyer
Name: Lear Beyer
Title: Managing Director